April 18, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  RPM Dental, Inc.
        Amendment No. 3 to Registration Statement on Form S-1
        Filed February 1, 2011
        File No. 333-168895

Dear Ms. Jacobs,

We represent RPM Dental, Inc. (“RPM” or, the “Company,” “we,” “us,” or “our”). By letter dated February 25, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amended Registration Statement on Form S-1 filed on February 1, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Please update your financial statements through December 31, 2010. Refer to Rule 8-08 of Regulation S-X.

Response:  We have updated our financial statements through December 31, 2010 in accordance with Rule 8-08 of Regulation S-X.

Financial Statements – December 31, 2009

Balance Sheet, page F-2

2.
We refer to your letter dated December 21, 2010 in which you indicated, in response to our prior comment number 4, that stockholders’ deficit was revised to stockholders’ equity.  We note that in your S-1/A#3, you have revised this line item back to stockholders’ deficit, although it continues to appear that you have a positive balance.  Please advise or revise accordingly.

Response: We have revised this line item to stockholders equity in accordance with this comment.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

3.
We have reviewed your revised revenue recognition policy in response to our prior comment number 1.  Your recognition of the one-time setup fee when received remains unclear to us.  It is unclear how you determined that the services provided upfront have stand alone value.  In this regard, please explain how you determined that absent a customer’s involvement under the monthly maintenance services, why would a customer pay the non-refundable “setup fee.”   Further, your disclosure that, “the services provided have stand alone value as discussed in SAB Topic 13Af, question 1” is also unclear to us.  That is, this guidance identifies non-refundable upfront fees and provides examples when the up-front fee rarely provides value to the customer on a standalone basis.  Please advise.  Provide us with your analysis, including the relevant guidance that you determined that these set-up services provide value to your customer on a standalone basis.

Response: We have revised our Revenue Recognition Policy note on page F-6.

Management’s Discussion and Analysis of financial Condition and Results of Operations

Results of Operations

Period Ended December 31, 2009, page 13

4.
We note your revised disclosures in response to our prior comment 4.  It is unclear to us why the software maintenance fees of $2,842 continue to be recorded as general and administrative expenses rather than cost of revenue.  In this regard, we note that the software monthly maintenance fees relate to the databases that generate revenue.  In addition, we note you disclose under the three months ended September 30, 2010 and 2009 on page 13, that these software monthly maintenance fees are included in costs of revenue.

Response: We have revised our disclosure to record the software monthly maintenance fees of $2,842 as cost of revenue.

Liquidity, page 14

5.
We note your revised disclosures in response to our prior comment number 5.  It is unclear to us how this disclosure responds to our comment.  We repeat our prior comment to provide a discussion and analysis of cash flows.  Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.  This discussion should include each period presented in your financial statements.

Response: We have revised our disclosures to provide a discussion and analysis of cash flows in accordance with Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350 for each period presented in our financial statements.

Very truly yours,

By: /s/ Josh Morita
Name: Josh Morita
Title: Chairman of the Board of Directors
          Chief Executive Officer, Principal Accounting Officer